

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

January 19, 2010

Rami Abada
Chief Financial Officer
Jennifer Convertibles, Inc.
417 Crossways Park Drive
Woodbury, New York 11797

Re: **Jennifer Convertibles, Inc.**
Form 10-K for the Fiscal Year Ended August 29, 2009
Filed December 14, 2009
Form 10-Q for the Quarterly Period Ended November 28, 2009
Filed January 12, 2010
File No. 001-09681

Dear Mr. Abada:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Form 10-K for the fiscal year ended August 29, 2009

Item 7. Management's Discussion and Analysis of Financial Condition….., page 17

Liquidity and Capital Resources, page 21

1. We note your working capital deficiency of $5.3 million as of August 29, 2009, negative sales growth and decreasing profitability. We further note your anticipated capital expenditures for fiscal year 2010 including the opening of three Ashley HomeStores at a cost of approximately $1.0 million. Please explain to us and expand disclosure as to your sources of cash for financing such projects. Furthermore, we note you have implemented cost cutting measures that you believe will provide, in addition to store operations, the capital resources you need to operate for the next 12 months. In light of your cash flow position and your reliance on the effect of these cutting measures, please quantify for us and in your disclosure, to the extent possible, the impact of the cost cutting program on your liquidity. Refer to SEC Release No. 33-8350.

Form 10-Q for the quarterly period ended November 28, 2009

Notes to Unaudited Consolidated Financial Statements

Note 5. Transactions with the Related Company, page 7

2. We note on December 31, 2009, you entered into an agreement with the Related Company to operate its stores for your own benefit. We further note your reference to the initial accounting for the acquisition of assets as being incomplete as of January 12, 2010 as well as your disclosure that the results of operations of the stores will be consolidated as of January 1, 2010. Please clarify for us and in your disclosures whether, for accounting purpose, you are treating this event as an asset acquisition or a business acquisition. To the extent material, we believe you should disclose the impact of this transaction on your financial statements, liquidity and earning trends etc. in MD&A. In addition, provide us the following in your response.

    *   A full description of the transaction including the facts and circumstances leading to the transaction and the key terms of the agreement
    *   An analysis as to whether the transaction is an asset acquisition or an acquisition of a business including the accounting literature you relied upon behind your determination. Refer to ASC Topic 805-10-25-1 and ASC Topic 805-50-30-1 through 30-4.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,
/s/ Andrew Mew
Andrew Mew
Accounting Branch Chief